Istvan Benko • (310) 789-1226 • ibenko@troygould.com	File No. 03424-0001
August 1, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Suzanne Hayes, Assistant Director

Re:	Lion Biotechnologies, Inc. Registration Statement on Form S-1 Filed July 1, 2016 File No. 333-212373

Ladies and Gentlemen:

By letter dated July 14, 2016, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided Lion Biotechnologies, Inc. (the “Company” or “Lion”) with comments on the Company’s pre-effective Registration Statement on Form S-1 (the “Registration Statement”). This letter contains the Company’s response to the Staff’s comments.

The Company has revised the Registration Statement in response to the Staff’s comments and concurrently is filing pre-effective Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). In addition to changes made in response to the Staff’s comments, the Amended Registration Statement contains a limited amount of updated information. In the Company’s view, the updated or changed information reflects no material changes from the Registration Statement as originally submitted.

To facilitate the Staff’s review of the Amended Registration Statement, we are providing supplementally with this letter a blacklined copy of the Amended Registration Statement marked to show changes from the Registration Statement.

Securities and Exchange Commission

August 1, 2016

STAFF’S COMMENT

General

1.           We note that you have two Form S-3 registration statements (333-200418 and 333-203284) on file. For purposes of Securities Act Rule 401(b), the filing of a Form 10-K operates as a Section 10(a)(3) update to a Form S-3 registration statement. At the time that you filed your Form 10-K, it does not appear that you satisfied the eligibility requirements of Form S-3. Please tell us whether any offers or sales were made by you or any selling shareholder under either Form S-3 after you filed your Form 10-K on March 11, 2016. If so, please provide the dates and amounts of securities sold during that period. Please also provide us with a legal analysis regarding your compliance with Sections 5 and 10(a)(3) of the Securities Act and an analysis of any potential liability. Please also update the disclosure in your Form S-1 to describe any potential liability, or, in the alternative, please tell us why such disclosure is not required. Please refer to the Compliance and Disclosure Interpretations Securities Act Rules Question 198.02 and Securities Act Forms Question 114.04

COMPANY’S RESPONSE

Introduction:

In its letter, the Staff notes that the Company has two Form S-3 registration statements on file. We agree. However, the letter identifies those two registration statements as Nos. 333-200418 and 333-203284. We believe that the reference to registration statement No. 333-200418 was made in error, and that the Staff is referring to registration statement No. 333-192649 (registration statement No. 333-200418 was de-registered in 2015 by means of a post-effective amendment filed on July 24, 2015). Registration statement No. 333-192649 was initially filed under Form S-1 and thereafter converted to Form S-3 by a post-effective amendment that was declared effective by the Commission on July 8, 2015. That registration statement also became ineligible to use Form S-3 on March 11, 2016 (the day that the Company filed its Form 10-K). Assuming that the reference to registration statement No. 333-200418 was made in error, in this letter, we will address registration statements 333-192649 and 333-203284. Please advise if we have misinterpreted the Staff’s intentions.

Please note that on May 10, 2016, the Company filed a shelf registration statement on Form S-3 (Reg. No. 333-211263) to register $100 million of shares to be offered by the Company. That registration statement became effective on May 23, 2016. Four days after the Form S-3 became effective, the Company discovered that it was ineligible to use Form S-3. No shares were sold under Reg. No. 333-211263, and on July 29, 2016 the Company filed a post-effective amendment to deregister the securities included in that registration statement. Since Reg. No. 333-211263 was not used and is no longer effective, this letter will not address that registration statement.

Securities and Exchange Commission

August 1, 2016

Sales of Securities On or After March 11, 2016:

As stated above, the Company has the following two Form S-3 registration statements on file with the Commission, which registration statements were filed to register the resale by certain listed selling stockholders (the “Selling Stockholders”) of securities the Selling Stockholders purchased in two private placements: (i) Registration Statement (Reg. No. 333-192649) that was filed in order to register the public resale of shares of common stock that were sold to investors in November 2013, and (ii) Registration Statement (Reg. No. 333-203284) that was filed in order to register the public resale of shares of common stock underlying debentures that were sold to investors in July 2011 (the foregoing registration statements are herein collectively referred to as the “Resale Registration Statements”, and the prospectuses included therein as the “Resale Prospectuses”).

The Resale Registration Statements were deemed amended pursuant to Section 10(a)(3) of the Securities Act of 1933 when Lion filed its Annual Report on Form 10-K on March 11, 2016 with respect to the fiscal year ended December 31, 2015. On May 27, 2016, the Company discovered that it was no longer eligible to use Form S-3. Accordingly, on May 31, 2016, Lion notified the Selling Stockholders to discontinue until further notice any ongoing offers or sales pursuant to the Resale Prospectuses. To the Company’s knowledge, based on a review of the stock transfer records of Lion’s transfer agent and other information, no shares have been sold using the Resale Prospectuses since May 31, 2016.

Registration statement No. 333-203284 was filed in order to register the public resale of shares of common stock received upon the conversion of debentures that were sold to investors in July 2011. As of March 11, 2016, only two stockholders still had any shares that were covered by that registration statement. Based on a review of the transfer agent’s records, none of the remaining shares of those two stockholders that are included in the foregoing registration statement have been sold since March 11, 2016. Accordingly, we do not believe that there was a violation of Sections 5 and 10(a)(3) of the Securities Act under this registration statement.

Securities and Exchange Commission

August 1, 2016

In a private placement completed in November 2013, Lion sold (i) 3,145,300 shares of its common stock, (ii) 17,000 shares of new Series A Convertible Preferred Stock (the “Series A Preferred”), and (iii) warrants (“Warrants”) to purchase a total of 11,645,300 shares of common stock. Registration statement No. 333-192649 was filed in December 2013 (this registration statement is hereinafter referred to as the “PIPE Registration Statement”) to register the public resale of shares of common stock that were sold to investors in November 2013 and the shares of common stock that could be issued upon the conversion of Series A Preferred and the exercise of the Warrants. Lion does not know if any shares of common stock that were issued in November 2013 were sold publicly by Selling Stockholders after March 11, 2016, but to the extent that they were, those shares were eligible for sale under Rule 144 because the shares were purchased over two years ago, Lion had filed all of its required reports with the Commission, and those shares were held by non-affiliates. Likewise, any shares of common stock that may have been issued upon the conversion of the Series A Preferred also were eligible for sale public resale by the Selling Stockholders under Rule 144 because of the tacking provisions of Rule 144(d)(3)(ii).

However, shares of common stock issued upon the exercise of any Warrants for cash were not eligible for public resale by the Selling Stockholders under either Rule 144 (because the holding period had not been met) or under the PIPE Registration Statement. Accordingly, shares of common stock that were purchased for cash and sold in open market transactions after March 11, 2016 would have been sold without compliance with Sections 5 and 10(a)(3) of the Securities Act. Based on a review of Lion’s records, the Company believes (i) that up to 128,500 shares of common stock were issued to three investors who exercised the Warrants for cash, and (ii) that those shares were publicly sold in open market transactions after March 11, 2016.

Potential Liability and Additional Disclosures by Lion:

Lion believes that the sale of 128,500 unregistered shares in open market transactions by three Selling Stockholders after March 11, 2016 by use of the ineffective PIPE Registration Statement in transactions that were not exempt from the registration requirements of Section 5 of the Securities Act, would not comply with Section 10(a)(3) and Section 5 of the Securities Act. Accordingly, the purchasers of those shares may have rescission rights (if they still own the shares) or claims for damages (if they no longer own the shares). The Company also may have indemnification obligations to the three Selling Stockholders. Since the Company does not know who the 128,500 shares were sold to or at what price those shares were sold, Lion is unable to determine the amount of any potential liability as a result of these sales (the trading price of Lion’s shares during the period between March 11, 2016 and May 31, 2016 ranged between $4.56 and $6.00 per share). However, based on the Company’s current financial condition, the Company believes that the amount of any potential liability for rescission or damages would not be material to its financial condition. Because the Company is unable to accurately estimate its potential liability, the Company has added to the Amended Registration Statement an additional risk factor and additional disclosure to the Management’s Discussion and Analysis of Financial Condition and Results of Operations. In addition, since these unregistered sales occurred in the fiscal quarter ended June 30, 2016, Lion’s Form 10-Q for the period ending June 30, 2016, will contain an additional footnote regarding the rescission liability. These additional disclosures are as follows:

Securities and Exchange Commission

August 1, 2016

The additional risk factor that has been added to the Amended Registration Statement reads as follows:

“We may be subject to claims for rescission or damages in connection with certain sales of shares of our common stock in the open market.

In January 2014, the SEC declared effective a registration statement that we filed to cover the resale of shares issued and sold (or to be issued and sold) by certain selling stockholders. On March 11, 2016, that registration statement (and the prospectus contained therein) became ineligible for future use, and selling stockholders could no longer sell any shares of our common stock in open market transactions by means of that prospectus. We believe that certain stockholders did sell up to 128,500 shares of our common stock in open market transactions in May 2016 by means of the ineffective registration statement/prospectus. Accordingly, those sales were not made in accordance with Sections 5 and 10(a)(3) of the Securities Act, and the purchasers of those shares may have rescission rights (if they still own the shares) or claims for damages (if they no longer own the shares). In addition, we also may have indemnification obligations to the selling stockholders. The amount of any such liability is uncertain.”

Lion has also added the following disclosure to the Management’s Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources:

“In January 2014, the SEC declared effective a registration statement that we filed to cover the resale of shares issued and sold (or to be issued and sold) by certain selling stockholders. In connection with the filing of our Annual Report on Form 10-K for the fiscal year ended December 31, 2015 on March 11, 2016, as a result of the Company not being eligible to use Form S-3 on that date, that registration statement (and the prospectus contained therein) became ineligible for future use, and selling stockholders could no longer sell any shares of our common stock in open market transactions in May 2016 by means of that prospectus. We believe that certain stockholders did sell up to 128,500 shares of our common stock in open market transactions by means of the ineffective registration statement/prospectus. Accordingly, those sales were not made in accordance with Sections 5 and 10(a)(3) of the Securities Act of 1933, as amended, and the purchasers of those shares may have rescission rights (if they still own the shares) or claims for damages (if they no longer own the shares). In addition, we also may have indemnification obligations to the selling stockholders. The amount of any such liability is uncertain. Should we be required to make payments to investors as a result of these unregistered sales of shares, our liquidity could be negatively impacted.”

Securities and Exchange Commission

August 1, 2016

Finally, we will add the following paragraph to the financial statements included in the Form 10-Q to be filed for the period ending June 30, 2016 and in future periodic reports:

“NOTE 8: CONTINGENCIES

During the second quarter of fiscal 2016, stockholders sold 128,500 shares of our common stock in open market transactions pursuant to a prospectus that was no longer effective. Accordingly, the purchasers of those shares may have rescission rights or claims for damages, depending on whether or not they still own those shares. We are unable to accurately estimate the amount of any such liability, but we do not believe that the liability is material.”

* * *

If you have any questions regarding this response, please direct them to the undersigned at the e-mail address or telephone number set forth above.

Very truly yours,

/s/ Istvan Benko
Istvan Benko

IB/wp

M. Henderson